SECOND AMENDMENT

FORM C: OFFERING STATEMENT - AMENDED

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1.   Name of issuer: The Greg Miller Project, LLC

ELIGIBILITY

2.   ☒   Check this box to certify that all of the following statements are true for the issuer:

a.   Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

b.   Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

c.   Not an investment company registered or required to be registered under the Investment Company Act of 1940.

d.   Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

e.   Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

f.   Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

Neither the issuer nor any predecessor has failed to comply with Rule 202 reporting requirements.

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

The issuer does not have directors, as it has elected to be a member-managed limited liability company pursuant to Chapter 322C of the Minnesota Statutes. Please see Article Three of the issuer's operating agreement, attached hereto as Exhibit A (the "Operating Agreement").

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Gregory D. Miller
Title:	President/Secretary/Treasurer
Dates of Service:	November 17, 2017 to Present
Responsibilities:	The responsibilities of the officer are set forth in Schedule 3.2 of the Operating Agreement.

List any prior positions and offices with the issuer and the period of time
in which the officer served in the position or office:

Gregory D. Miller has not held any prior positions or offices with the issuer.

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer:	Rochester Civic Theater
Employer's principal business:	non-profit organization that produces and presents live theater, music and dance
Title:	Artistic Director
Dates of Service:	June 1991 to July 2017
Responsibilities:	Directed at least five (5) stage productions per year and performed in many of those

productions as well. Designed and put together scenery, costumes, masks, puppets, and props. Taught performance, makeup, and stage craft classes to students of all ages. Responsible for production budgets and hiring artistic staff for each production and overseeing their work. Coordinated and directed hundreds of volunteer artists and craftspeople every year. Acted as interim Executive Director on five (5) different occasions. Provided guided tours, service group talks and radio and television interviews for promoting productions. Worked with Board of directors in guiding the governance of the organization. Created graphics for use in advertising. Wrote and produced ad material for print, radio and television.

Over the past five (5) years, Mr. Miller's productions have averaged 82% attendance. His final year at the Rochester Civic Theater he netted an all-time theatre high of $385,362 in ticket sales, an improvement of 177% from 2012.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date (but no more than 120 days prior to the date of filing of this offering statement), who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Gregory D. Miller	500,000 Class A Units	100%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

The business of the issuer will be to operate and to provide services and products related to a live theater, including, but not limited to, producing live theater shows, providing singing, acting, dancing, and production design classes. The business will serve wine, beer and food with live theater shows.

See business plan attached hereto as Exhibit B (the "Business Plan").

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect the Company's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

    a.   There is competition in the Rochester, Minnesota area for entertainment, including, but not limited to, movie theaters, live theaters, live sports, and music venues all competing for the same business as the issuer.

    b.   The principal officer of the issuer identified in Question 5 above, Gregory Miller, has not previously operated a for-profit business and does not have any business or finance-related experience or education.

    c.   In Rochester, Minnesota, live theater and the arts have traditionally been non-profit endeavors. Potential customers, season ticket holders and patrons may be

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less inclined to support a for-profit theater, especially when there are no significant tax benefits in doing so.

d. The issuer will lease space to operate its business. As a result, the issuer will have less control over the space and may be subject to lease terms that limit the issuer's operations and profitability. The landlord could also terminate the issuer's tenancy upon expiration of the lease, leaving the issuer without a space to conduct the business and unable to earn enough revenue to pay the investors.

e. The issuer will have a volunteer workforce which may not consistently provide labor as needed.

f. Gregory Miller, on whose reputation and expertise the business is built, could die, become disabled, or otherwise become unavailable resulting in the inability of the business to survive and investors will lose their money.

g. The issuer has no operating history; therefore the financial projections are only projections and not based any actual, real world data. The issuer based the projections on certain assumptions regarding revenue and costs. If those assumptions do not reflect real world circumstances and developments, the financial projections will not accurately reflect the financial condition of the company. Further, without any operating history, the issuer may encounter unforeseen barriers and challenges that prevent it from accomplishing its objectives.

h. The issue has incurred significant expenses to become operational, leaving it financially vulnerable when it opens for business.

i. The issuer may not be able to obtain the necessary government approvals or permits for selling food or alcohol, for building out the space, or for any other operations the issuer may engage in.

j. The offering price for the Units in this offering has been determined based on our financial projections, which are not based on actual operating history. The Units may have a current market value significantly less than the offering price and we make no representations, express or implied, as to the value of the Units offered hereby. There is no assurance that the Units will ever obtain a value equal to or greater than the offering price or that the Units will be able to be sold at either the offering price or any other price in the future.

k. The issuer may, in the future, issue additional Units or Units of different classes to meet capital needs and for other purposes. The sale or issuance of additional Units may cause dilution to an equity interest in the issuer, reduce the ability of the issuer to make distributions on the Units and reduce the value of the Units.

l. There is no public trading market for the Units, and the issuer does not expect one to develop in the foreseeable future. As a result, the Units will not be readily marketable and you may be required to hold your Units indefinitely. Moreover, as set forth in the Operating Agreement, the Units may not be transferred or sold except as provided for in the Operating Agreement.

m. The Units are equity interests that will be subordinate to all future indebtedness with respect to claims on our assets. In any liquidation, all of the issuer's debts and liabilities must be paid before any payment is made to members

n. The Class B Units and Class C Units being offered do not have governance rights, so any investment will not entitle a Unit holder to any control over the issuer's operations. Only Gregory Miller will make decisions about the issuer's operation and any Unit holder is subject to the costs and benefits stemming from those decisions.

o. Other theaters may establish themselves in the Rochester, Minnesota which will reduce the issuer's market share and ability to earn sufficient revenue to pay back investors.

p. Projections of the issuer's future earnings projections contained in Exhibit B attached hereto are provided for reference only and cannot be relied on for an accurate, prediction of the likely business success of the issuer or its current financial condition. Further, the future earnings projections contain statements regarding future professional fees that may or may not hold true. The issuer will likely incur extraordinarily high professional fees to conduct its business and those fees may far exceed any amount for professional fees contained in the future earnings projections contained in Exhibit B attached hereto.

THE OFFERING

9. What is the purpose of this offering?

This offering is intended to raise capital for the buildout of a theater and to pay professional fees to the attorneys, accountants, architects and contractors hired to make the issuer operational.

See the Business Plan for further details.

10. How does the issuer intend to use the proceeds of this offering?

The issuer intends to use the proceeds to build out a leased space where the theater will operate, as well as the initial operational and rental expenses, including paying professional fees to the attorneys, accountants, architects and contractors hired to make the issuer operational. The offering proceeds may supplement traditional bank financing.

See the Business Plan for further details.

Summary of Use of Proceeds

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$250,000.00	$500,000.00
Less: Offering Expenses	$31,500	$39,000.00
(A) Electronic portal commission	$7,500.00	$15,000.00
(B) Legal and accounting fees	$24,000.00	$24,000.00
Net Proceeds	$218,500.00	$461,000.00
Use of Net Proceeds		
(A) Build out of leased space (labor and materials).	$218,500.00	$365,000.00
(B) Build out of leased space (soft costs – architectural, design and)	$0.00	$35,000.00
(C) Working Capital	$0.00	$61,000.00
Total Use of Net Proceeds	$218,500.00	$461,000

11.   How will the issuer complete the transaction and deliver securities to the investors?

The target offering amount is the minimum amount necessary before proceeds are released to the issuer. Therefore, if the issuer does not raise the target offering amount, the funds will be returned to investors. If the target offering amount is raised, each investor must execute a subscription agreement and submit it to the issuer. The subscription agreement is attached hereto as Exhibit C. Each investor must also sign the Operating Agreement. If the funding goal is met, the issuer will issue a Security Certificate. An example of a Security Certificate is attached hereto as Exhibit D.

IF THE ISSUER DOES NOT RAISE AN AMOUNT EQUAL TO OR GREATER THAN THE TARGET OFFERING AMOUNT AT THE OFFERING DEADLINE, NO SECURITIES WILL BE SOLD IN THE OFFERING, INVESTMENT COMMITMENTS WILL BE CANCELLED AND COMMITTED FUNDS WILL BE RETURNED.

12. How can an investor cancel an investment commitment?

Investors may cancel an investment commitment until forty-eight (48) hours prior to the closing deadline which for this offering is December 31, 2018. The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline of December 31, 2018, it may close the offering early if it provides notice about the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

An investor may cancel an investment commitment by emailing GregMillerProject@GMail.com, the following information: (1) name, (2) issuer's name, (3) the amount of your investment, (4) the investment number, and (5) the date you made you investment.

If an investor does not cancel an investment commitment before the forty-eight-(48)-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

There are two classes of Units being offered, namely Class B Units and Class C Units. Both Class B Units and Class C Units have no voting rights and no preemptive rights. Net profits and net losses are allocated to the Members in proportion to the member's respective "Percentage Interest" as defined in the Operating Agreement. Distributions, which are discretionary, are allocated to Members in proportion to the Members' respective Percentage Interest.

Further, if an investor purchases $10,000.00 or more Units, the issuer will issue said investor Class B Units. The issuer will issue Class C Units for any investment less than $10,000.00. Each Unit, whether Class B or Class C will cost $1.00 per Unit and each Unit, whether Class B or Class C is valued at $1.00 per Unit as of the date of the offering.

At any time after January 1, 2024, Class B Unit holders shall have the right, at their option, to convert their Class B Units into Class A Units, which have voting rights, at the conversion rate of one-to-one (1:1), or at the conversion rate then in place. If a Class B Unit holder decides to exercise such conversion right, he or she shall provide written notice thereof to the President and Treasurer of the Company. Such notice shall include, at a minimum, the Class B Unit holder's name and the number of Units that the Class B Unit holder elects to so convert. The Class B Unit holder shall also provide with this written request any Security Certificates representing the current number of Class B Units held by the Class B Unit holder. Within fourteen (14) business days of its receipt of such written request, the Company shall issue a Security Certificate representing the number of Class A Units the Class B Unit holder requested and a Security Certificate representing the number of Class B Units the Class B Unit holder retains, if any.

Article Four, Article Six and Exhibit A of the Operating Agreement provide further detail regarding the specific terms of the securities being offered.

14. Do the securities offered have voting rights?

The Class B Units and Class C Units being offered do not have voting rights.

15. The following are the limitations on the voting or other rights identified above?

Not applicable.

16. How may the terms of the securities being offered be modified?

A majority of the voting members, i.e., Class A Unit holders, of the issuer may modify the terms of the securities only upon the request of the members pursuant to Article Ten of the Operating Agreement. Notwithstanding this general rule, any amendment that would have any of the following effects must be consented to in writing by a majority of all the people who own an interest in the issuer: (a) to change the allocations of profits and losses of the Company, (b) an amendment to the provisions of Article 8.3 of the Operating Agreemewnt, and (c) any change that may materially and adversely affect the ability of the Company to be taxed as a partnership for federal income tax purposes.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

a. to the issuer;

b. to an accredited investor;

c. as part of an offering registered with the U.S. Securities and Exchange Commission; or,

d. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the

categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security (each class listed in order of preference)	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Class A Units	Unlimited	500,000	Yes	Class A Units grant a member governance rights and this Class of Units is the only Class with governance rights.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The securities being offered do not have preemptive rights. Therefore, the members holding Class B Units and Class C Units can have their Financial Rights, as defined in the Operating Agreement, diluted through the issuance of additional Units. For further details please see Article Four of the Operating Agreement.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The transfer restrictions imposed on Class B and Class C Units differ from the transfer restrictions imposed upon Class A Units. Class B and Class C Units may only be transferred pursuant to Section 8.3 of the Operating Agreement. Class A Units may only be transferred pursuant to Section 8.2 of the Operating Agreement.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The principal identified in Question 6 above has control over all of the issuer's business operations.

The purchasers cannot remove the principal identified in Question 6.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

    The issuer established the offering price of the securities in good faith based on its own assessment of its current and potential future position. Quantitatively, the issuer prepared financial projections with input from its CPA, which are contained in Exhibit B attached hereto and incorporated herein. These financial projections, included, but were not limited to projections of earnings before interest taxes, depreciation, and amortization ("EBITDA"). Qualitatively, the issuer assessed the local market for the issuer's services and valuation methods for comparable companies. Following this quantitative and qualitative analysis, the issuer determined that a reasonable multiplier to apply to the EBITDA was 4.3. Beginning in the issuer's first full year of operations, starting on January 1, 2019, the projected average EBITDA per year for a ten (10) year period is equal to $230,210.45. Applying the 4.3 multiplier to the projected average annual EBITDA provides a valuation of approximately $1,000,000.00. The securities being offered represent 50% of the financial interest in the issuer. The maximum amount to be offered is $500,000.00, or 50% or the issuer's valuation.

    The securities will likely be valued in the same manner in the future, with adjustments made to the multiplier and to EBITDA based on the actual revenues and expenses from the issuer's operations.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

    The Class B Units and Class C Units may not be marketable because the purchasers have no voting rights and have minority ownership in the issuer.

23. What are the risks to purchasers associated with corporate actions including:

    a. Additional issuances of securities:

        This could dilute the purchaser's share of net profits.

    b. Issuer repurchases of securities:

        The purchasers have no control over the purchase price and other terms of the sale.

    c. A sale of the issuer or of assets of the issuer:

        Purchasers will have no control over the purchase price and other terms of

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the sale. Purchasers will be subject to the decisions and actions of principals they do not get to elect. For example, new individuals with governance rights could control the issuer and make business decisions that could decrease the value of the purchaser's securities. Further, since distributions to Members are discretionary, new individuals with governance rights may elect not to make distributions.

    d.   Transactions with related parties:

> The purchasers have no control over the terms of any such a transaction, which may attract greater scrutiny from the IRS and may not be in the best interest of the purchaser.

24.   Describe the material terms of any indebtedness of the issuer:

The issuer does not currently have any indebtedness.

25.   What other exempt offerings has the issuer conducted within the past three years?

The issuer has not conducted any other exempt offerings within the past three (3) years.

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

    a.   any director or officer of the issuer;

    b.   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

    c.   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or,

    d.   any immediate family member of any of the foregoing persons.

The issuer was not a party of any transaction as described in this Question 26.

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?

The issuer does not, strictly speaking, have an operating history. The issuer has incurred various expenses for which payment is still due. For specific information on the financial condition of the issuer please see Exhibit E attached hereto and incorporated herein.

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The issuer, strictly speaking, has no operating history, however the issuer has incurred various expenses for which payment is still due. The financial information provided in Exhibit E provides a snap shot of the issuer's current financial condition.

Projections of the issuer's future earnings projections contained in Exhibit B attached hereto are provided for reference only and cannot be relied on for an accurate, prediction of the likely business success of the issuer or its current financial condition. Further, the future earnings projections contain statements regarding future professional fees that may or may not hold true. The issuer will likely incur extraordinarily high professional fees to conduct its business and those fees may far exceed any amount for professional fees contained in the future earnings projections contained in Exhibit B attached hereto.

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two (2) most recently completed fiscal years or the period(s) since inception, if shorter:

For financial information please see Exhibit E attached hereto and incorporated herein.

The issuer includes with this Form C two (2) financial models: Scenario 1 and Scenario 2. The financial models are only projections and do not reflect anything other than the issuer's goals. The financial models do provide for any likely outcome. Investors should neither rely on the financial models as the likely outcome for the issuer's business nor rely on the financial models when determining what the likely outcome of their investment will be. The issuer based Scenario 1 on an all-equity financing situation. In Scenario 1 the issuer only uses funds raised from the portal. This scenario assumes the issuer will raise $500,000 in equity, less $18,000 for legal and accounting fees to prepare this offering and $15,000 for the portal commission fee. The issuer based Scenario 2 on a combined debt and equity financing situation. This scenario assumes the issuer will raise $250,000 in equity, less $18,000 for legal and accounting fees to prepare this offering and $7,500 for the portal commission fee. See attached Exhibit B for the financial models.

30.   With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of twenty (20) percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

a.   Has any such person been convicted, within ten (10) years (or five (5) years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i)   in connection with the purchase or sale of any security?

No

(ii)   involving the making of any false filing with the Commission?

No.

(iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

No.

b.   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five (5) years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i)   in connection with the purchase or sale of any security?

No.

(ii)   involving the making of any false filing with the Commission?

No.

(iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

No.

c.   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i)   at the time of the filing of this offering statement bars the person from:

(A)   association with an entity regulated by such commission, authority, agency or officer?

No.

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(B)   engaging in the business of securities, insurance or banking?

No.

(C)   engaging in savings association or credit union activities?

No.

(ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the ten (10)-year period ending on the date of the filing of this offering statement?

No.

d.   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?

No.

(ii)   places limitations on the activities, functions or operations of such person?

No.

(iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock?

No.

e.   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

No.

(ii)   Section 5 of the Securities Act?

No.

f.   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

No.

g.   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

No.

h.   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, the issuer includes the following:

The issuer entered into the Lease attached hereto as Exhibit F. The Lease is effective as of June 15, 2018. The issuer takes possession of the premises located at 3820 North Broadway Avenue, Rochester, MN 55906 (the "Premises") on July 15, 2018 and the Lease term commences on October 15, 2018. The Lease will expire on October 14, 2023. Under the Lease, the issuer will pay Additional Rent, as defined in the Lease, which includes property taxes, property insurance (including landlord's liability), and Common Area Maintenance (CAM), which shall include, but not be limited to, items such as all utilities, garbage removal, snow plowing, mowing, landscaping &, routine maintenance of the Premises that are (a) not paid directly by the issuer, and (b) are actually incurred and paid by the landlord. The Lease is a "Triple Net Lease". Furthermore, for year 1 and year 2 of the Lease, the issuer will only pay Additional Rent. For 2018 Additional Rent is anticipated to be $2,122.75 per month. Additional Rent will change each year. In year 3 of the Lease, the issuer will pay $1,000 per month for Base Rent in addition to whatever the Additional Rent is in year 3. In year 4 of the Lease, the issuer will pay $4,000 per month for Base Rent in addition to whatever the Additional Rent is in year 4. In year 5 of the Lease, the issuer will pay $5,000 per month for Base Rent in addition to whatever the Additional Rent is in year 5.

Under the Lease, the issuer has one (1), five (5) year option to renew. In order to renew the Lease, the issuer must provide 180 days' notice of its intent to renew the Lease and the issuer must not be in default of the Lease. If the issuer renews the Lease, the Base Rent will increase to $6,000 per month for years 6 and 7 and the Base Rent will increase to $8,000 per month for years 8, 9 and 10.

Please see Exhibit F for additional details and information regarding the Lease.

Silicon Prairie Online will provide the portal services for this offering. The issuer will pay Silicon Prairie Online a fee equal to 5% of the total money raised and Silicon Prairie Online will reinvest 2% of its fee in the issuer. So, Silicon Prairie Online will have an ownership interest in the issuer.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 20th (120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at: www.gregmillerproject.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

(3)   The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or,

(5)   the issuer liquidates or dissolves its business in accordance with state law.